UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Please find enclosed herewith the press release in relation to Declaration of 1st Interim Dividend for FY 2018-19.

We request you to kindly take the above information on record.

PRESS RELEASE

October 31, 2018

Vedanta declares Equity Interim Dividend of Rs. 17/ share amounting to Rs. 6,320 Crore

The Board of Directors of the Company, in their meeting held on October 31, 2018, have approved Interim Dividend of Rs. 17.00 per equity share i.e. 1700% on face value of Re.1/- per share for the Financial Year 2018-19. The record date for the purpose of payment of dividend is November 10, 2018. The total payout is Rs. 6,320 Crore representing a dividend of yield of ~7% at average share price of the Company for H1FY2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2018

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer